SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

B COMMUNICATIONS LTD.

(Name of Registrant)

2 Dov Friedman Street, Ramat Gan 5250301, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K/A (this “Amended Report”) is furnished to amend the Report of Foreign Private Issuer furnished by the registrant to the Securities and Exchange Commission (“SEC”) on November 15, 2016 (the “Original Report”). This Amended Report amends the Original Report as marked below:

B Communications’ Third Quarter Earnings Release Scheduled For November 22, 2016

Ramat-Gan, Israel November 15, 2016, B Communications Ltd. (NASDAQ/TASE: BCOM), today announced that it will release its Third quarter results for 2016, on ~~Tuesday~~Wednesday, November ~~22~~23, 2016.

About B Communications

B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in in Bezeq - The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM For more information please visit the following web sites:

www.eurocom.co.il;

www.igld.com;

www.bcommunications.co.il;

www.ir.bezeq.co.il

For further information, please contact:

Idit Cohen – IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Hadas Friedman-Investor Relations

Hadas@km-ir.co.il/ Tel: +972-3-516-7620

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD.
(Registrant)

By	/s/ Doron Turgeman
Doron Turgeman
Chief Executive Officer

Date: November 16, 2016

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